AM 8/17/2004

KG 8/13/05

04015561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 41674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2003 (MM/DD/YY) AND ENDING April 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd. Suite 500
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin E. Stern (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.J. De La Rosa & Co., Inc., as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CA
County of los Angeles
Subscribed and sworn (or affirmed) to before me this 6 day of Aug., '04

Notary Public

Signature

Principal
Title

DANY VICTORY
COMM. #1432647
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Aug. 25, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
E. J. De La Rosa & Co., Inc.

I have audited the accompanying statements of financial condition of E. J. De La Rosa & Co., Inc. (a California Corporation) as of April 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

Subsequent to the issuance of the company's April 30, 2004 financial statements and my report dated June 9, 2004, I became aware that those financial statements did not identify that a subordinated loan was under–collateralized by $9,046, and did not contain the required reconciliation. In my original report I expressed an unqualified opinion on the April 30, 2004 financial statements, and my opinion on the revised statements, as expressed herein, remain unqualified.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. J. De La Rosa & Co., Inc. as of April 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
June 9, 2004

Date of original report, except as to the second paragraph above and Notes 5, 12, 13 and Schedule I, which are as of July 27, 2004.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924

E. J. De La Rosa & Co., Inc.
Statements of Financial Condition

Assets

	April 30	
	2004	**2003**
Cash and cash equivalents	$ 5,207,162	$ 4,080,386
Accounts receivable	900,259	353,870
Receivable from clearing firm	–	624,617
Marketable securities, at market	2,250	1,890
Municipal bonds owned, at market	10,768,113	2,764,546
Property and equipment, net of $307,177 and $262,905 accumulated depreciation	227,022	228,070
Prepaid expenses	95,034	64,417
Prepaid income taxes	5,487	–
Other receivables	–	359
Secured demand notes	2,173,858	2,173,858
Total assets	$19,379,185	$10,292,013

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$ 767,698	$ 181,128
Accrued wages	4,229,686	3,942,238
Due to clearing firm	10,879,326	2,766,933
Profit sharing plan payable	543,464	480,420
Payroll taxes payable	98,506	83,580
Income taxes payable	–	6,459
Deferred income taxes	6,848	5,549
Subordinated liabilities	2,173,858	2,173,858
Total liabilities	18,699,386	9,640,165
Stockholders' equity		
Common stock, no par value; authorized 75,000 shares; 34,120 and 31,939 issued and outstanding on April 30, 2004 and 2003, respectively	218,918	174,405
Contributed capital	50,000	50,000
Retained earnings	410,881	427,443
Total stockholders' equity	679,799	651,848
Total liabilities and stockholders' equity	$19,379,185	$10,292,013

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Operations

	For the Year Ended April 30,	
	2004	**2003**
Revenues		
Underwriting income	$10,163,801	$11,736,042
Remarketing	770,624	473,650
Financial advisory fees	316,319	19,931
Interest and dividends	172,554	51,535
Unrealized gains (losses)	(8,876)	(1,410)
Other	116,424	192,444
Total revenues	11,530,846	12,472,192
Expenses		
Employee compensation and benefits	8,463,627	8,966,647
Underwriting fees	1,349,375	1,955,570
Communications	97,644	89,956
Occupancy and equipment rental	205,659	189,349
Interest	332,051	256,369
Taxes, other than income	250,795	227,466
Other operating expenses	831,433	754,417
Total expenses	11,530,584	12,439,774
Income before provision for income taxes	262	32,418
Total income tax provision	16,824	28,043
Net income (loss)	$ (16,562)	$ 4,375

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Stockholders' Equity

	Common Stock	Contributed Capital	Retained Earnings	Total
Beginning balance at May 1, 2002	$ 154,983	$ 50,000	$ 423,068	$ 628,051
Issuance of stock	19,422	–	–	19,422
Net income (loss)	–	–	4,375	4,375
Balance at April 30, 2003	$ 174,405	$ 50,000	$ 427,443	$ 651,848
Issuance of stock	44,513	–	–	44,513
Net income (loss)	–	–	(16,562)	(16,562)
Balance at April 30, 2004	$ 218,918	$ 50,000	$ 410,881	$ 679,799

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Liabilities Subordinated
to the Claims of General Creditors

	Subordinated debt
Balance at May 1, 2002	$ 1,053,350
Additions	1,493,858
(Reductions)	(373,350)
Balance at April 30, 2003	$ 2,173,858
Additions	–
(Reductions)	–
Balance at April 30, 2004	$ 2,173,858

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows

	For the Year Ended April 30, 2004	For the Year Ended April 30, 2003
Cash flows from operating activities:		
Net income (loss)	$ (16,562)	$ 4,375
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	44,272	42,593
Valuation of marketable securities to market	(360)	1,410
(Increase) decrease in:		
Accounts receivable	(546,389)	(226,874)
Municipal bonds, at market value	(8,003,567)	(2,764,546)
Receivable from clearing firm	624,617	(430,182)
Prepaid expenses	(30,617)	(22,212)
Prepaid income taxes	(5,487)	–
Deferred income taxes	–	2,835
Other receivables	359	1,377
(Decrease) increase in:		
Accounts payable	586,570	98,071
Income taxes payable	(6,459)	5,886
Deferred income taxes	1,299	5,549
Accrued wages	287,448	2,931,409
Due to clearing firm	8,112,393	2,766,933
Profit sharing plan payable	63,044	305,175
Payable to customers	14,926	50,593
Total adjustments	1,142,049	2,768,017
Net cash and cash equivalents provided by operating activities	1,125,487	2,772,392
Cash flows from investing activities:		
Purchase of property and equipment	(43,224)	(147,295)
Net cash and cash equivalents used in investing activities	(43,224)	(147,295)
Cash flows from financing activities:		
Issuance of stock	44,513	19,422
Net cash and cash equivalents provided by financing activities	44,513	19,422
Net increase in cash and cash equivalents	1,126,776	2,644,519
Cash and cash equivalents at beginning of year	4,080,386	1,435,867
Cash and cash equivalents at end of year	$ 5,207,162	$ 4,080,386

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows

Supplemental disclosure of cash flow information:

	For the Year Ended April 30	
	2004	**2003**
Cash paid during the year for:		
Interest	$ 332,051	$ 256,369
Income taxes	$ 27,059	$ 13,773

During the year ended April 30, 2003, the company retired $373,000 of subordinated liabilities with $373,350 in secured demand notes and issued $1,493,858 of subordinated liabilities with $1,493,858 in secured demand notes. Also, $3,300 of not readily marketable securities, at cost, were converted to marketable securities, at market value.

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Notes to Financial Statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

E. J. De La Rosa & Co., Inc. (the "Company") was incorporated in the State of California on June 2, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). In September 1990, the Company commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company has two locations in California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Municipal bonds owned are valued at market value and bonds not readily marketable are valued at fair value as determined by management.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion costs are expensed as incurred. For the years ended April 30, 2004 and 2003 the Company charged $29,831 and $16,181, respectively, to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At April 30, 2004 and 2003 the Company had deposits with financial institutions with uninsured cash balances totaling $4,595,257 and $3,482,095 respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 2: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds the Company has taken positions in. These positions are often short-term, and obtained by credit from the clearing firm. At April 30, 2004 and 2003 the Company had municipal bond positions of $10,768,113 and $2,764,546 respectively, and credit extended by the clearing firm with a payable of $10,879,326 and $2,766,933 respectively.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

The marketable securities, at market value consist of corporate stocks. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 4: PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and summarized by major classifications as follows:

	April 30, 2004	April 30, 2003
Furniture	$ 99,861	$ 99,861
Office equipment	17,610	–
Computer equipment	207,521	189,999
Automobile	88,369	88,369
Telephone equipment	6,540	6,540
Leasehold improvements	114,298	106,206
	534,199	490,975
Less accumulated depreciation	(307,177)	(262,905)
Property and equipment, net	$ 227,022	$ 228,070

Depreciation expense for the years ended April 30, 2004 and 2003 was $44,272 and $42,593 respectively.

Note 5: SECURED DEMAND NOTES

The secured demand notes serve as collateral for the subordinated liabilities (see Note 6). The secured demand notes are collateralized with municipal bonds, corporate stocks and cash, whose fair market value is in excess of the value of the notes. The stockholders own the collateral and intend to hold them as long as the subordinated liabilities exist.

The secured demand notes at April 30, 2003 and their collateral consisted of the following:

Maturity Date of Subordinated Liabilities	Face Value of Secured Demand Note	Description of Collateral	Fair Market Value	Value Net of Haircuts
February 14, 2004	$ 680,000	Municipal bonds, cash	$ 777,258	$ 740,794
December 30, 2005	680,000	Municipal bonds	766,653	718,564
February 14, 2004	215,350	Municipal bonds	248,482	233,455
December 30, 2005	213,350	Municipal bonds, cash	241,441	226,841
February 14, 2004	160,004	Municipal bonds, cash	231,846	222,845
December 30, 2005	160,004	Mutual funds, municipal bonds, cash	190,866	175,900
December 30, 2003	32,575	Corporate stocks	57,601	40,320
December 30, 2005	32,575	Corporate stocks, municipal bonds, cash	54,547	48,437
	$ 2,173,858			

Note 5: SECURED DEMAND NOTES
(Continued)

The secured demand notes at April 30, 2004 and their collateral consisted of the following:

Maturity Date of Subordinated Liabilities	Face Value of Secured Demand Note	Description of Collateral	Fair Market Value	Value Net of Haircuts
February 14, 2005	$ 680,000	Municipal bonds, cash	$ 763,833	$ 728,903
December 30, 2005	680,000	Municipal bonds	771,430	719,678
February 14, 2005	215,350	Municipal bonds	237,075	222,665
December 30, 2005	213,350	Municipal bonds, cash	254,844	239,629
February 14, 2005	160,004	Municipal bonds, cash	179,379	171,403
December 30, 2005	160,004	Mutual funds, municipal bonds, cash	190,866	175,900
December 30, 2004	32,575	Corporate stocks	33,613	23,529
December 30, 2005	32,575	Municipal bonds	37,649	35,664
	$ 2,173,858			

At April 30, 2004, the secured demand note for $32,575, which matures on December 30, 2004, was under collateralized by $9,046. As a result, the Company is required to reduce its net worth by this deficiency in its net capital computation.

Note 6: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at April 30, 2003 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due February 14, 2004	$ 680,000
Interest at 10% due December 30, 2005	680,000
Interest at 10% due February 14, 2004	215,350
Interest at 10% due December 30, 2005	213,350
Interest at 10% due February 14, 2004	160,004
Interest at 10% due December 30, 2005	160,004
Interest at 10% due December 30, 2003	32,575
Interest at 10% due December 30, 2005	32,575
	$ 2,173,858

The borrowings under subordination agreements at April 30, 2004 are listed below.

Note 6: SUBORDINATED LIABILITIES
(Continued)

Liabilities subordinated to secured demand note collateral agreement:

Interest at 10% due February 14, 2005	$ 680,000
Interest at 10% due December 30, 2005	680,000
Interest at 10% due February 14, 2005	215,350
Interest at 10% due December 30, 2005	213,350
Interest at 10% due February 14, 2005	160,004
Interest at 10% due December 30, 2005	160,004
Interest at 10% due December 30, 2004	32,575
Interest at 10% due December 30, 2005	32,575
	$ 2,173,858

On February 14, 2003, three subordinated notes matured for $680,000, $213,350 and $160,004, and their maturity dates were extended for one year. On December 30, 2002 , the Company issued new subordinated notes for $680,000, $213,350, $160,004, and $32,575, which mature in 2005, and a subordinated note for $32,575, which matured in 2003.

On December 30, 2003, a subordinated note matured for $32,575 and on February 14, 2004, three subordinated notes matured for $680,000, $213,350 and $160,004. With NASD approval, all of these subordinated notes were extended an additional year.

Interest expense for the year ended April 30, 2004 and 2003 was $217,453 and $142,919, respectively, from these subordinated loans.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 7: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company.
The plan was effective on May 1, 1990 and was amended on April 15, 2004 to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions made for the years ended April 30, 2004 and 2003 were $315,464 and $247,720, respectively.

On May 1, 2002 the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its officers, and the greater of $100 or, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its employees. Total contributions for the years ended April 30, 2004 and 2003 were $228,000 and $231,700, respectively.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles, under a noncancellable lease which commenced in August 1994 and expires on August 31, 2006.

The future minimum lease expenses are:

April 30,	
2005	$ 172,580
2006	179,484
2007	62,014
Thereafter	–
	$ 414,078

The Company also entered into an operating lease agreement for an office space in San Francisco under a noncancellable lease which commenced in March 31, 2004 and expires on March 31, 2007.

The future minimum lease expenses are:

April 30,	
2005	$ 38,269
2006	40,104
2007	42,128
Thereafter	–
	$ 120,501

Total rent expense for the years ended April 30, 2004 and 2003 were $205,659 and $189,349, respectively.

The Company is currently subleasing the subleased space to its current occupant. Future minimum revenues from this space are:

April 30,	
2005	$ 44,781
2006	46,573
2007	19,405
Thereafter	–
	$ 110,759

The Company is considering changing its tax status from a "C"Corporation to an "S" Corporation. These financial statements do not include any tax provision for such a conversion in tax status.

Note 9: INCOME TAXES

The Company presently computes taxes on income based on the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes". Under the standard, deferred taxes assets and liabilities represents the tax effects, calculated at currently effective tax rates, of future adjustments of taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements.

The provision for income taxes consist of the following components:

		April 30	
		2004	2003
Current:			
Federal		$ 8,268	$ 10,513
State		6,845	9,146
	Total current taxes	15,113	19,659
Deferred tax expense		1,711	8,384
	Total provision	$ 16,824	$ 28,043

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 11: SUBSEQUENT EVENT

Subsequent to April 30, 2004, and prior to the issuance of these financial statements, the Company issued two additional subordinated notes for $74,146 each. The effective date of the notes was June 1, 2004 and the scheduled maturity dates are June 1, 2005 and June 1, 2007. Additional secured demand notes were issued as collateral for these subordinated notes. The additional secured demand notes were primarily collateralized by marketable securities.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on April 30, 2004 and 2003, the Company's net capital of $1,601,430 and $2,005,210, exceeded the minimum net capital requirement of $375,957 and $313,291 by $1,225,473 and $1,691,919 respectively, and the Company's ratio of aggregate indebtedness to net capital was 3.53 to 1 and 2.34 to 1, respectively, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

	April 30,	
	2004	2003
Net capital per unaudited schedule	$ 1,610,475	$ 1,999,665
Adjustments:		
Secured demand note deficiency	(9,046)	–
Deferred income taxes	–	5,549
Rounding	1	(4)
Total adjustments	(9,045)	5,545
Net capital per audited financial statements	$ 1,601,430	$ 2,005,210

E. J. De La Rosa & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

	April 30	
Computation of net capital		
Stockholders' equity	**2004**	**2003**
Common stock	$ 218,918	$ 174,405
Contributed capital	50,000	50,000
Retained earnings	410,881	427,443
Total stockholders' equity	679,799	651,848
Additions: Additions to capital		
Subordinated liabilities	2,173,858	2,173,858
Deferred income tax	6,848	5,549
Subtractions: Secured demand note deficiency		
Total value of secured demand note	(32,575)	–
Value of pledged collateral net of haircuts	23,529	–
Total Secured demand note deficiency	(9,046)	–
Total adjustments to stockholders' equity	2,171,660	–
Total capital and allowable subordinated loans	2,851,459	2,831,255
Less: Non allowable assets		
Accounts receivable	(252,872)	(249,353)
Property and equipment, net	(227,022)	(228,070)
Prepaid expenses	(95,034)	(64,417)
Prepaid income taxes	(5,487)	–
Other receivables	–	(359)
Total subtractions	(580,415)	(542,199)
Net capital before haircuts on securities	2,271,044	2,289,056
Less: Haircuts & undue concentration		
Haircuts on securities	(476,694)	(168,257)
Haircuts on money markets	(91,926)	(79,642)
Undue concentration	(100,994)	(35,947)
Total haircuts on securities	(669,614)	(283,846)
Net Capital	1,601,430	2,005,210
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	375,957	313,291
Minimum dollar net capital required	100,000	100,000
Net capital required (greater of above)	375,957	313,291
Excess (deficit) net capital	$ 1,225,473	$ 1,691,919
Percentage of aggregate indebtedness to net capital	3.53 : 1	2.34 : 1

There was a $9,045 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated April 30, 2004, due to an under collateralized secured demand note and rounding.

There was a $5,545 immaterial difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated April 30, 2003 due to deferred income taxes and rounding.

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended April 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
E. J. De La Rosa & Co., Inc.

In planning and performing my audit of the financial statements of E. J. De La Rosa & Co., Inc. for the year ended April 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by E. J. De La Rosa & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
June 9, 2004